THE VARIABLE ANNUITY CONTRACT

ISSUED BY

METLIFE INVESTORS USA INSURANCE COMPANY

AND

METLIFE INVESTORS USA SEPARATE ACCOUNT A

METLIFE GROWTH AND GUARANTEED INCOME/SM/


NOVEMBER 16, 2009

This prospectus describes the single premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans. The contract includes a Guaranteed Withdrawal Benefit for Life ("GWB") feature that allows for guaranteed withdrawals that begin when the youngest annuitant reaches age 59 1/2 and last for the life or lives of the annuitiant(s) provided that specified conditions are met. This feature does not guarantee the net asset value of the underlying investment option.

The annuity contract has a single investment choice. Your contract value also may be allocated to the Fidelity VIP Money Market Portfolio (the "Money Market Portfolio") under certain circumstances, as described in "Purchase--Free Look". Please see page 12 for more information.


FIDELITY(R) VARIABLE INSURANCE PRODUCTS
(INVESTOR CLASS):

FIDELITY(R) VIP FUNDSMANAGER(R) 60% PORTFOLIO


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity contract.


To learn more about the MetLife Investors USA Variable Annuity contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 16, 2009. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 42 of this prospectus. For a free copy of the SAI, or for further information, call us at
(800) 544-2442, or write the Annuity Service Center: P.O. Box 770001, Cincinnati, OH 45277-0050.


THE CONTRACTS:

ARE NOT BANK DEPOSITS
ARE NOT FDIC INSURED
ARE NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
ARE NOT GUARANTEED BY ANY BANK OR CREDIT UNION
MAY BE SUBJECT TO LOSS OF PRINCIPAL

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


NOVEMBER 16, 2009

HIGHLIGHTS


The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make one purchase payment to us and we agree to make a series of annuity payments at a later date. Your contract value will be invested on a tax-deferred basis in the Fidelity VIP FundsManager 60% Portfolio. The contract is intended for retirement savings or other long-term investment purposes. The contract includes a Guaranteed Withdrawal Benefit for Life (GWB) feature that allows for guaranteed withdrawals that begin when the youngest annuitant reaches age
59 1/2 and last for the life or lives of the annuitant(s). YOU SHOULD PURCHASE THIS CONTRACT ONLY IF YOU ARE BUYING IT FOR THE GWB FEATURE. It is important that you carefully manage withdrawals under the GWB feature. Excess withdrawals (which include all withdrawals prior to the youngest annuitant reaching age
59 1/2 ) may significantly reduce the income you receive from the GWB feature, and an excess withdrawal that reduces the contract value to zero will terminate the contract (see "Guaranteed Withdrawal Benefit for Life--Managing Your Withdrawals" for more information).

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the first five contract years, we may assess a 2% surrender charge. The income phase occurs when you begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract.


If you choose to annuitize the contract, your annuity payments will be made on a fixed basis. The amount of each payment generally will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals on a tax qualified and non-tax qualified basis. For any tax-qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, exchange rights and limitations, the right to reject purchase payments, the right to assess exchange fees, requirements for unisex annuity rates, and the availability of certain features of the GWB. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

FREE LOOK. You have the right to cancel the purchase of your contract for at least ten days after you receive it. We assume it will take five days from the day we mail the contract until you receive it. This is called the "Free Look Period". The time you have to return your contract may be longer, depending on the state where you purchase the contract and other factors. Some states allow us to refund your contract value plus any deductions made for premium taxes. Other states and federal tax laws require that we return at least your purchase payment for at least a portion of the Free Look Period.


If your contract is a qualified contract or if state law requires that we return at least the amount of your purchase payment, then your contract will be invested entirely in the Money Market Portfolio for either 15 days or the length of time we are required to return at least the amount of your purchase payment, whichever is longer. This is called the Money Market Period. Then at the close of the business day in which the Money Market Period expires, we will transfer your contract value to the Fidelity VIP FundsManager 60% Portfolio. Together with your contract, we will provide notice to you of the date on which your Free Look Period ends. If you cancel the contract during the Money Market Period, we will return the greater of your purchase payment or your contract value. For other cancellations, we will pay you your contract value. If your contract is a non-qualified contract and state law requires that we return an amount based on your contract value, then your purchase payment will be invested in the Fidelity VIP FundsManager 60% Portfolio beginning on the contract date.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on

FEE TABLES AND EXAMPLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or exchange contract value between investment options. State premium taxes of 0% to 3.5% may also be deducted.


Owner Transaction Expenses Table


        Surrender Charge (Note 1)
        (as a percentage of amount withdrawn)   2%

        Exchange Fee (Note 2)                  $25
                                               $ 0 (First 12 per year)


Note 1. If any amount is withdrawn during the first five contract years, a surrender charge may be assessed. Surrender charges are calculated in accordance with the following. (See "Expenses--Surrender Charge.")

             Number of Complete Years from         Surrender Charge
             Contract Date                  (% of Amount Withdrawn)
             -------------                  -----------------------
                     0                          2
                     1                          2
                     2                          2
                     3                          2
                     4                          2
                   5 and thereafter             0

Note 2. Currently, the contract offers only one investment option. In the future, we may make additional investment options available. There is no charge for the first 12 exchanges in a contract year; thereafter the fee is $25 per exchange. MetLife Investors USA is currently waiving the exchange fee, but reserves the right to charge the fee in the future.

The next tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including investment option fees and expenses.



   Variable Account Annual Expenses
   (referred to as Variable Account Product Charge)
   (as a percentage of average contract value in the variable account)

   Mortality and Expense Charge
         Single annuitant                                               1.90%
         Joint annuitants                                               2.05%


The next table shows the minimum and maximum total operating expenses charged by the investment options that you may pay periodically during the time that you own the contract. An investment option may impose a redemption fee in the future. More detail concerning each investment option's fees and expenses is contained in the prospectus for that investment option and in the following tables.


                                                            Minimum (1) Maximum (1)
                                                            ----------- -----------
Total Annual Portfolio Expenses                                0.89%       0.89%
(expenses that are deducted from investment option assets,
including management fees, 12b-1/service fees, and other
expenses)



Note 1. The total annual portfolio expenses of the Fidelity VIP FundsManager 60% Portfolio include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).


For information concerning compensation paid for the sale of the contracts, see "Other Information--Distributor."

INVESTMENT OPTION EXPENSES
(as a percentage of the average daily net assets of an investment option)

The following table is a summary. For more complete information on investment option fees and expenses, please refer to the prospectus for each investment option.


                                                                   Acquired     Total
                                                  12b-1/          Fund Fees    Annual
                                      Management Service    Other       and Portfolio
                                            Fees    Fees Expenses  Expenses  Expenses
FIDELITY VARIABLE INSURANCE PRODUCTS
   Fidelity VIP FundsManager
      60% Portfolio (1)                  0.25%    0.00%    0.00%    0.64%     0.89%


Total Annual Portfolio Expenses have not been restated to reflect contractual arrangements under which investment advisers or managers of investment options have agreed to waive and/or pay expenses of the portfolios. Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment options achieved as a result of directed brokerage arrangements. The investment options provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2008.

  (1) The Portfolio is a "fund of funds" that invests substantially all of its assets in other investment companies. Because the Portfolio invests in other investment companies, the Portfolio will bear its pro rata portion of the operating expenses of the underlying investment companies in which it invests, including the management fee.

3. INVESTMENT OPTIONS

The contract offers two INVESTMENT OPTIONS, which are listed below. However, you may not choose to allocate the purchase payment or exchange contract value to the Money Market Portfolio (see "Money Market Portfolio" below for more information). Additional investment options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING US AT: (800) 544-2442. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. Certain investment options described in the fund prospectuses may not be available with your contract. A summary of advisers, subadvisers, and investment objectives for each investment option is listed below.

The investment objectives and policies of certain of the investment options may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment options may be offered to insurance company variable accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment options may conflict. The investment options will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

We select the investment options offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.

We review the investment options periodically and may remove an investment option or limit its availability to new purchase payments and/or exchanges of contract value if we determine that the investment option no longer meets one or more of the selection criteria, and/or if the investment option has not attracted significant allocations from contract owners. In some cases, we have included investment options based on recommendations made by selling firms. These selling firms may receive payments from the investment options they recommend and may benefit accordingly from the allocation of contract value to such investment options.

We do not provide any investment advice and do not recommend or endorse any particular investment option. You bear the risk of any decline in the contract value of your contract resulting from the performance of the investment options you have chosen.

FIDELITY VARIABLE INSURANCE PRODUCTS
(Investor Class)


Fidelity Variable Insurance Products is a variable insurance product fund with multiple portfolios. Investor Class shares of the following portfolios are offered under the contract:

  .   Fidelity VIP FundsManager 60% Portfolio

   Strategic Advisers, Inc. is the investment manager of the Fidelity VIP FundsManager 60% Portfolio. The Fidelity VIP FundsManager 60% Portfolio seeks high total return.


MONEY MARKET PORTFOLIO

We may allocate contract value under certain circumstances (see "Purchase--Free Look") to the Money Market Portfolio. You may not choose to allocate or exchange contract value to the Money Market Portfolio.

VOTING RIGHTS

We are the legal owner of the investment option shares. However, we believe that when an investment option solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the investment options or a particular investment option is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment option or investment options without your consent. The substituted investment option may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment options to allocation of purchase payments or contract value, or both, at any time in our sole discretion. There will always be at least one investment option offered under the contract.

4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

VARIABLE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our variable account product charges (the mortality and expense charge). We do this as part of our calculation of the value of the accumulation units.

We assess a daily mortality and expense charge that is equal, on an annual basis, to 1.90% (for a single annuitant) or 2.05% (for joint annuitants) of the average daily net asset value of each investment option.

This charge compensates us for mortality risks we assume for the lifetime withdrawal, annuity payment and death benefit guarantees made under the contract. These guarantees include allowing lifetime withdrawals and making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract.

The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

SURRENDER CHARGE

We impose a surrender charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). A surrender charge is assessed against any amount withdrawn during the first five contract years (including amounts withdrawn pursuant to a request to divide the assets of a contract due to divorce), except as described below.

The surrender charge is calculated at the time of each withdrawal in accordance with the following:

             Number of Complete Years from         Surrender Charge
             Contract Date                  (% of Amount Withdrawn)
             -------------                  -----------------------
                      0                                2
                      1                                2
                      2                                2
                      3                                2
                      4                                2
                    5 and thereafter                   0

For a partial withdrawal, you may elect to have the surrender charge deducted either from the remaining contract value, if sufficient, or from the amount withdrawn. If the remaining contract value is not sufficient, the surrender charge is deducted from the amount withdrawn.

WE DO NOT ASSESS THE SURRENDER CHARGE ON ANY AMOUNTS PAID OUT AS ANNUITY PAYMENTS OR AS DEATH BENEFITS. ALSO, NO SURRENDER CHARGE WILL APPLY TO WITHDRAWALS UNDER THE GWB FEATURE THAT ARE LESS THAN OR EQUAL TO THE GWB AMOUNT. However, a surrender charge will be assessed on withdrawals prior to the youngest annuitant reaching age 59 1/2 or, thereafter, on any withdrawals in excess of the GWB Amount (see "Guaranteed Withdrawal Benefit for Life" for more information). In addition, we will not assess the surrender charge on required minimum distributions from qualified contracts made through the Systematic Withdrawal Program but only as to amounts required to be distributed from this contract. (See "Access To Your Money--Systematic Withdrawal Program" for more information.)

5. ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month on or after the contract anniversary on or after the oldest owner's (or, for contracts owned by certain trusts, the oldest annuitant's) 95th birthday (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the first day of the calendar month on or after the contract anniversary on or after the oldest owner's (or, for contracts owned by certain trusts, the oldest annuitant's) 95th birthday. You can change the annuity date at any time before the annuity date with 30 days prior notice to us, subject to restrictions that may apply in your state.


ANNUITY INCOME OPTIONS

You can choose among income plans. We call those ANNUITY INCOME OPTIONS. We ask you to choose an annuity income option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.


You will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments. The dollar amount of each annuity payment generally will not change.


The contract offers two annuity income options. Unless you elect another annuity income option prior to the annuity date or you elect an earlier annuity date, the contract will default to annuity income option (1).

   ANNUITY INCOME OPTION (1). Under annuity income option (1), on the annuity date, we compare the contract value to the adjusted purchase payment. At contract issue, the adjusted purchase payment is equal to the purchase payment. The adjusted purchase payment is reduced by withdrawals as follows:


   If total withdrawals in any contract year after the youngest annuitant reaches age 59 1/2 do not exceed the GWB Amount for that same contract year, the adjusted purchase payment is reduced by the dollar amount of the withdrawal(s).


   If you make withdrawals before the youngest annuitant reaches age 59 1/2, the adjusted purchase payment will be reduced for each such withdrawal as follows:

      1) At the end of the valuation period in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction to the adjusted purchase payment.
      2) Multiply the percentage determined in (1) by the adjusted purchase payment immediately before the withdrawal. The result is the amount by which the adjusted purchase payment is reduced.

   If you make withdrawals on or after the date the youngest annuitant reaches age 59 1/2 and the total withdrawals in a contract year are greater than the GWB Amount for that contract year, then the adjusted purchase payment will be reduced by the amount of the GWB Amount for that contract year, then further reduced for each such withdrawal as follows:

      1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.
      2) Determine what the contract value would have been at the end of the valuation period had you NOT taken the withdrawal, less any portion of the most recent withdrawal that is eligible to be applied to the GWB Amount in that contract year.
      3) Determine the percentage reduction in the adjusted purchase payment by dividing the amount determined in (1) by the amount determined in (2).
      4) Multiply the percentage determined in (3) by the adjusted purchase payment prior to the excess withdrawal.

   Take the adjusted purchase payment prior to the excess withdrawal and reduce it by the amount determined in (4).


   For example, assume your contract has one annuitant who is age 55 and you made a $25,000 purchase payment (the example does not reflect the deduction of income taxes or tax penalties, or fees and charges):

         . At issue, the adjusted purchase payment is equal to the purchase payment, $25,000.

         . Assume that your contract value is $30,000 later in that contract year, and you make one $5,000 withdrawal. Because the withdrawal is made prior to the youngest annuitant reaching age 59 1/2, the adjusted purchase payment would be reduced by $5,000 divided by $30,000, or 16.67%. The result is a new adjusted purchase payment of $20,833 ($25,000 minus [$25,000 multiplied by 16.67%]).

         . Assume that six years later, your contract value is $40,000, you have begun taking withdrawals under the GWB feature, your GWB Amount is $1,600, and you make total withdrawals of $5,000 in that contract year. The GWB Amount reduces the adjusted purchase payment by the dollar amount of the GWB Amount, however because you make an excess withdrawal of $3,400 ($5,000 minus $1,600), the adjusted purchase payment would be further reduced by [$3,400 divided by ($40,000 minus $1,600)], or 8.85%. The result is a new adjusted purchase payment of $17,531 ($20,833 minus $1,600 minus [($20,833 minus $1,600) multiplied by 8.85%]).

   If the adjusted purchase payment is greater than or equal to the contract value: you will receive annuity income payments equal to your eligible GWB Amount (see "Guaranteed Withdrawal Benefit for Life" for more information) that will be paid to you as annuity payments until there is no longer any living annuitant.


   If on the death of the last surviving annuitant the total of all annuity payments on or after the annuity date is less than the adjusted purchase payment, we will pay to the beneficiary the GWB Amount as annuity income payments until the total payments made to the annuitant(s) and beneficiary (or if there is no living beneficiary to the last surviving beneficiary's estate) are equal to the adjusted purchase payment.


   If the contract value on the annuity date is greater than the adjusted purchase payment: you will receive annuity income payments equal to the greater of (a) or (b), where (a) is your eligible GWB Amount and (b) is the amount of annuity payments that will be paid to you by applying your contract value determined as of the annuity date (less premium and other taxes) to annuity income purchase rates that will pay you monthly annuity payments terminating with the last payment due prior to the death of the last living annuitant.


   If on the death of the last surviving annuitant the total of all annuity income payments on or after the annuity date is less than the contract value on the annuity date, we will refund the difference to your beneficiary (or if there is no living beneficiary to the last surviving beneficiary's estate).


   Annuity income option (1) is only available on the latest possible annuity date unless the contract is converted to an annuity income option as described in "Guaranteed Withdrawal Benefit for Life--Conversion of GWB Amount To Annuity Payments." The latest possible annuity date is the first day of the calendar month on or after the contract anniversary on or after the oldest owner's (or, for contracts owned by certain trusts, the oldest annuitant's) 95th birthday (or earlier if required by state law).


   ANNUITY INCOME OPTION (2). You may have the contract value determined as of the annuity date (less premium and other taxes) applied to annuity income purchase rates that will pay you monthly annuity payments until there is no longer any living annuitant or for 120 monthly payments, whichever is longer.

   If the surviving annuitant dies before we have made all annuity payments due under the contract, any remaining annuity payments will be paid to the beneficiary or if there is no living beneficiary to the last surviving beneficiary's estate. The beneficiary or estate may choose instead to receive the present value of the remaining annuity payments in a lump sum. The present value is determined by commuting the future guaranteed annuity income using the annuity income purchase rates in effect at that time.

   This annuity income option is available on any annuity date. If elected, benefits under the GWB feature will terminate.

IN ORDER TO RECEIVE THE GREATER OF YOUR ELIGIBLE GWB AMOUNT OR RMD, YOU MUST AGREE TO THE FOLLOWING CONDITIONS:

  (1) You must elect to receive the greater of the GWB Amount and the RMD and authorize us to calculate the RMD for you;
  (2) The RMD for a calendar year will be determined by us exclusively from the contract value of this contract;
  (3) No RMD withdrawal may occur until after December 31st of the calendar year in which your contract was issued;
  (4) If the contract was purchased prior to your reaching age 70 1/2, your first RMD must be withdrawn in the calendar year in which you reach age 70 1/2 (even though the Code allows you to delay your first RMD until April 1st of the following calendar year). We require this because only one calendar year's RMD will qualify for the exception to withdrawals in excess of the GWB Amount; and
  (5) If you make a withdrawal other than through this Systematic Withdrawal Program, you will no longer be eligible to receive the greater of the RMD or GWB Amount during that contract year, and any amounts withdrawn in excess of the GWB Amount will be considered excess withdrawals (see "Guaranteed Withdrawal Benefit for Life--Withdrawals in Excess of Annual GWB Amount"). The Systematic Withdrawal Program will terminate and you must re-enroll in the Systematic Withdrawal Program for the next contract year.

We reserve the right to limit or modify this Systematic Withdrawal Program if we determine that the program will cause us to distribute during any contract year an amount more than the greater of the GWB Amount or the RMD for any calendar year.

Each Systematic Withdrawal may be subject to federal income taxes, including any penalty tax that may apply. We reserve the right to modify or discontinue the Systematic Withdrawal Program except as necessary to meet RMD withdrawals as described above. (For a discussion of the surrender charge, see "Expenses" above.)

SUSPENSION OF PAYMENTS OR EXCHANGES

We may be required to suspend or postpone payments for withdrawals or exchanges for any period when:

  . the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  .   trading on the New York Stock Exchange is restricted;
  . an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment options is not reasonably practicable or we cannot reasonably value the shares of the investment options;
  . or during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for exchanges, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

Your contract is issued with a living benefit feature that offers protection against market risk (the risk that your investments may decline in value or underperform your expectations). This feature is called the Guaranteed Withdrawal Benefit for Life (GWB).

The GWB guarantees that when the youngest annuitant reaches age 59 1/2, you are eligible to withdraw a specific amount each contract year called the Guaranteed Withdrawal Benefit Amount ("GWB Amount"). The GWB Amount, described below, is available for withdrawal each contract year during the annuitant(s)' lifetime regardless of your contract value. You may make partial withdrawals up to the GWB Amount during the contract year. You are not required to make any withdrawals. However, unused portions of the GWB Amount are not cumulative and do not carry over into future contract years.

The GWB Amount is determined each contract year by multiplying the Guaranteed Withdrawal Benefit Value ("GWB Value"), described below, by the Withdrawal Percentage, also described below. THE GWB VALUE DOES NOT ESTABLISH OR GUARANTEE ANY CONTRACT VALUE OR MINIMUM RETURN FOR ANY INVESTMENT OPTION AND CANNOT BE TAKEN AS A LUMP SUM. Income taxes and penalties may apply to your withdrawals.


No benefit is payable until the youngest annuitant reaches age 59 1/2. Withdrawals prior to the youngest annuitant reaching 59 1/2 will decrease the GWB Value as described below in "Withdrawals Before Youngest Annuitant Reaches Age 59 1/2". The annuitant(s) will be listed on the contract and may not be changed after the contract date (except by court order).


You should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GWB feature. For example, taking your first withdrawal at a younger age may result in a lower Withdrawal Percentage. However, if you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy).

At any time during the accumulation phase, you can elect to annuitize under current annuity rates. This may provide higher income amounts if the current annuity option rates applied to the contract value on the annuity date exceed the GWB Amount payments. Also, after-tax annuity income payment amounts provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GWB feature. (See "Federal Income Tax Status")

TAX TREATMENT. The tax treatment of withdrawals under the GWB feature is uncertain. It is conceivable that the amount of potential gain could be determined based on the GWB Value at the time of the withdrawal, if the GWB Value is greater than the contract value (prior to surrender charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this feature, your annual withdrawals cannot exceed the GWB Amount each contract year. In other words, you should not take excess withdrawals. If you do take an excess withdrawal, we will reduce the GWB Value proportionately (as described below) and reduce the GWB Amount to the new GWB Value multiplied by the applicable Withdrawal Percentage. These reductions in the GWB Value and GWB Amount may be significant. You are still eligible to receive lifetime payments so long as the withdrawal that exceeded the GWB Amount did not cause your contract value to decline to zero. IF THE CONTRACT VALUE IS REDUCED TO ZERO BECAUSE YOU MAKE A FULL WITHDRAWAL AND TOTAL WITHDRAWALS IN THAT CONTRACT YEAR (INCLUDING THE WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO) EXCEED THE GWB AMOUNT, YOUR CONTRACT WILL BE TERMINATED AND YOU WILL NOT RECEIVE LIFETIME PAYMENTS. IT IS YOUR RESPONSIBILITY TO MANAGE WITHDRAWALS, AND YOU WILL NOT BE NOTIFIED IF YOU SUBMIT A WITHDRAWAL REQUEST THAT CAUSES AN EXCESS WITHDRAWAL, INCLUDING AN EXCESS WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO AND TERMINATES THE CONTRACT.


You are not required to withdraw the full GWB Amount each year. However, if you choose to receive only a part of your GWB Amount in any given contract year, your GWB Amount is not cumulative and your GWB Value and GWB Amount will not increase as a result of taking a smaller withdrawal. For example, if your Withdrawal Percentage is 5%, you cannot withdraw 3% of the GWB Value in one year and then withdraw 7% of the GWB Value the next year without making an excess withdrawal in the second year.

On each contract anniversary prior to the oldest annuitant turning age 85, the GWB Value is compared to the contract value to determine whether the GWB Value should be increased. If the contract has joint annuitants and the oldest annuitant dies before the contract anniversary that falls on or after his or her 85th birthday, the surviving annuitant's age will be used. However, if the oldest annuitant dies on or after the contract anniversary that falls on or after his or her 85th birthday, the GWB Value will not increase.

If the contract value is lower than the GWB Value, the GWB Value will not change.

If the contract value is greater than the GWB Value, the GWB Value will be automatically increased to equal the contract value. If you make a withdrawal on the contract anniversary, the withdrawal will be deducted from the contract value after it is compared to the GWB Value.

Any new GWB Value will be used to determine the GWB Amount for the rest of that contract year, provided the youngest annuitant has reached age 59 1/2 and a Withdrawal Percentage has been established by your first withdrawal of a GWB Amount.

WITHDRAWALS BEFORE YOUNGEST ANNUITANT REACHES AGE 59 1/2

You are not eligible to withdraw any part of the GWB Amount until the youngest annuitant reaches age 59 1/2. If you make a withdrawal before the youngest annuitant reaches age 59 1/2, the GWB Value is reduced by a percentage determined by dividing the withdrawal amount by the contract value at time of the withdrawal. We calculate the new GWB Value as follows.

  (1) At the end of the valuation period (a "valuation period" is the period of time between one determination of the value of accumulation units to the next determination on the following business day) in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction in the GWB Value.
  (2) Multiply the percentage determined in (1) by the GWB Value immediately before the withdrawal. The result is the amount by which the old GWB Value is reduced.


For example, assume your contract has one annuitant who is age 55 and you made a $25,000 purchase payment (the example does not reflect the deduction of income taxes or tax penalties, or fees and charges other than the surrender charge):


  . If you make no withdrawals during the first contract year your GWB Value would be $25,000 for the whole contract year.
  . Assume that your contract value is $30,000 later in that contract year and you make one $5,000 withdrawal ($4,900 of which would be paid to you after deduction of a $100 surrender charge).
  . Your GWB Value would be reduced by 16.67% ($5,000 withdrawal amount divided by $30,000 contract value).
  . The result is a new GWB Value of $20,833 ($25,000 GWB Value minus [$25,000 multiplied by 16.67%]).

WITHDRAWALS IN EXCESS OF ANNUAL GWB AMOUNT

If you withdraw more than the GWB Amount in any contract year on or after the youngest annuitant reaches age 59 1/2, the GWB Value is reduced by an amount equal to the percentage determined by dividing the portion of a withdrawal that is in excess of the GWB Amount for that contract year ("excess withdrawal") by the contract value at time of the excess withdrawal, as described below. The new GWB Value following an excess withdrawal is calculated as follows:

   1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.
   2) Determine what the contract value would have been at the end of the valuation period had you NOT taken the withdrawal, less any portion of the most recent withdrawal that is eligible to be applied to the GWB Amount in that contract year.
   3) Determine the percentage reduction in GWB Value by dividing the amount determined in (1) by the amount determined in (2).
   4) Multiply the percentage determined in (3) by the GWB Value prior to the withdrawal.

   5) Take the GWB Value prior to the withdrawal and reduce it by the amount determined in (4). This will result in a new GWB Value.


For example, assume your contract is in its sixth contract year, has one annuitant who is age 60, a contract value of $30,000 and a GWB Value of $25,000 (the example does not reflect the deduction of income taxes or tax penalties or fees and charges; surrender charges do not apply after the fifth contract year):


         . If you make a first withdrawal of $5,000 in the sixth contract year, you will establish a Withdrawal Percentage of 4% and be eligible to withdraw up to the GWB Amount of $1,000 ($25,000 multiplied by 4%) without causing a reduction in GWB Value.
         . Because your first withdrawal is $5,000, $1,000 of the withdrawal is eligible to be applied to the GWB Amount for that contract year and $4,000 of the withdrawal is an excess withdrawal.
         . For purposes of determining the impact on the GWB Value, the contract value is first reduced by the GWB Amount ($30,000 minus $1,000) resulting in a contract value of $29,000.
         . The $4,000 excess withdrawal proportionally reduces the contract value by 13.79% ($4,000 divided by $29,000) which results in a new GWB Value of $21,552.50 ($25,000 less [25,000 multiplied by 13.79%]).
         . If there are no further withdrawals in that contract year and the GWB Value is not increased on the next contract Anniversary, the GWB Amount for the next contract year will be $862.10 ($21,552.50 multiplied by 4%).

If the contract is a qualified contract and you elect to receive your minimum required distributions under the Code through our Systematic Withdrawal Program, the references to GWB Amount in (1) and (2) above shall mean "the greater of the GWB Amount or any minimum required distribution under the Code determined exclusively by us from the contract value." If you take a withdrawal to satisfy your minimum required distribution in a way other than through our Systematic Withdrawal Program and your RMD is in excess of your GWB Amount, the withdrawal may result in surrender charges (if applicable) and a reduction in your GWB Value.

Any Premium Tax amount that we deduct from your contract value will not be treated as an excess withdrawal.

See Appendix C for additional examples of GWB Value increases and decreases.

CONVERSION OF GWB AMOUNT TO ANNUITY PAYMENTS

If the contract value is reduced to zero because you make a full withdrawal and total withdrawals in that contract year (including the withdrawal that reduces the contract value to zero) do not exceed the GWB Amount, we will convert the contract to an annuity income option. If that happens, we will pay you the difference between your GWB Amount for that contract year (less prior withdrawals in that contract year) and the contract value prior to that withdrawal, and then, on the first day of the calendar month on or after your next contract anniversary, the contract will convert to an annuity option that will pay you an annual amount equal to your GWB Amount for so long as any annuitant is still alive. The first payment will be equal to any remaining portion of the GWB Amount for the contract year at the time of conversion. Once a conversion occurs under this provision, the contract will no longer have a contract value.

IF THE CONTRACT VALUE IS REDUCED TO ZERO BECAUSE YOU MAKE A FULL WITHDRAWAL AND TOTAL WITHDRAWALS IN THAT CONTRACT YEAR (INCLUDING THE WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO) EXCEED THE GWB AMOUNT, YOUR CONTRACT WILL BE TERMINATED AND YOU WILL NOT RECEIVE ANY ANNUITY INCOME PAYMENTS.

If you are receiving GWB Amount payments through our Systematic Withdrawal Program and a withdrawal under the Systematic Withdrawal Program causes this provision to apply, we will continue to pay your GWB Amount as an annuity income payment on the same day of the month for the period you selected under the Systematic Withdrawal Program.

The resulting GWB Amount for future contract years will be paid in monthly annuity income payments as long as each monthly annuity income payment is at least $20. We reserve the right to pay the GWB Amount as an annual annuity income payment or in any other payment method that is mutually agreeable to you and us.

DEATH BENEFIT AFTER CONVERSION OF GWB AMOUNT TO ANNUITY PAYMENTS. On the death of the last surviving annuitant, payments will continue to your beneficiary until the beneficiary has received the Return of Purchase Payment death

9. DEATH BENEFIT DURING THE ACCUMULATION PHASE

UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary (or beneficiaries).

Where there are multiple beneficiaries, the death benefit for each beneficiary will be determined as of the time that beneficiary submits the necessary documentation in good order.

If you have a joint annuitant, the death benefit will not be paid when the first annuitant dies (except for certain qualified contracts with a joint annuitant who is age 95 or older at the death of the first annuitant--see "Spousal Continuation" below). Upon the death of either annuitant, the surviving joint annuitant will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit.

DEATH BENEFIT

The death benefit will be payable to your beneficiaries upon the last surviving annuitant's death. The beneficiaries must elect the death benefit to be paid under one of the two options below. Subject to our administrative procedures, we will pay a death benefit equal to the contract value death benefit if the contract value death benefit is greater than the sum of payments to be received under the Return of Purchase Payment death benefit. Until you direct us to pay those proceeds to you in a lump sum or under any other option we make available, the death benefit amount will remain in the variable account for up to five years from the date of death.

1) Contract Value

The first option is a death benefit equal to the contract value as determined as of the end of the business day on which we receive due proof of death and an election for the payment method. This death benefit amount remains in the investment options until each of the beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the variable account on behalf of the remaining beneficiaries are subject to investment risk.

2) Return of Purchase Payment Death Benefit

The second option is a Return of Purchase Payment death benefit, equal to the Purchase Payment reduced by withdrawals as described below.


If total withdrawals in any contract year after the youngest annuitant reaches age 59 1/2 do not exceed the GWB Amount for that same contract year, the Return of Purchase Payment death benefit is reduced by the dollar amount of the withdrawal(s).


If you make withdrawals before the youngest annuitant reaches age 59 1/2, the Return of Purchase Payment death benefit will be reduced as follows:

   1) At the end of the valuation period in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction in the Return of Purchase Payment death benefit.
   2) Multiply the percentage determined in (1) by the Return of Purchase Payment death benefit immediately before the withdrawal. The result is the amount by which the old Return of Purchase Payment death benefit is reduced.

If you make withdrawals after the youngest annuitant reaches age 59 1/2 and the total withdrawals in a contract year are greater than the GWB Amount for that contract year, then the Return of Return of Purchase Payment death benefit will be equal to the Return of Purchase Payment death benefit, reduced by the amount of the GWB Amount for that contract year, then further reduced as follows:

   1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.

APPENDIX C

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE EXAMPLES


The purpose of these examples is to illustrate the operation of the GWB feature. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment options chosen. The examples do not reflect the deduction of fees and charges (other than applicable surrender charges) or income taxes and tax penalties. The GWB does not establish or guarantee a contract value or minimum return for any investment option. The GWB Value cannot be taken as a lump sum.


GWB VALUE AND GWB AMOUNT

Assume your contract has one annuitant who is age 64 and you made a $25,000 purchase payment on the contract date. Assume you make one withdrawal in the first contract year equal to your eligible GWB Amount ($1,000 = 4% Withdrawal Percentage multiplied by the $25,000 GWB Value). Your GWB Value would be $25,000 for the entire first contract year. If your contract value is $30,000 at time of the first contract anniversary, your GWB Value will be increased to $30,000 and your GWB Amount for the second contract year would be increased to $1,200 to reflect the increased GWB Value.

In the same example, if the contract value was $20,000 at time of the first contract anniversary, the GWB Value would be unchanged on the contract anniversary and would remain at $25,000. Similarly, the GWB Amount would also be unchanged and remain $1,000.

WITHDRAWALS IN EXCESS OF ANNUAL GWB AMOUNT

Assume your contract has one annuitant who is age 64 and you made a $100,000 purchase payment on the contract date. If you make no withdrawals during the first contract year your GWB Value would be $100,000 for the whole contract year. Further assume that you make a $3,000 withdrawal during the first contract year. This withdrawal will establish the Withdrawal Percentage as 4% and the GWB Amount as $4,000. Because the withdrawal does not exceed your eligible GWB Amount, there are no surrender charges applicable to this withdrawal and there is no reduction to the GWB Value. Your contract value will be reduced by $3,000, the amount of the withdrawal.

Further assume that later in that first contract year, you make a second withdrawal, this time for $10,000. At the time of this $10,000 withdrawal, the GWB Amount is $4,000 and the sum of all prior withdrawals in this contract year is $3,000. Therefore, $1,000 of the withdrawal is treated as a withdrawal of your GWB Amount and the remainder of the withdrawal ($9,000) is treated as an excess withdrawal. Assume your contract value would have been $104,000 at the end of the valuation period had you not taken the withdrawal. Your GWB Value will be reduced by 8.74%. The 8.74% reduction is determined by dividing the $9,000 excess withdrawal by $103,000 ($104,000 - $1,000 determined above) resulting in a new GWB Value of $91,260 ($100,000 GWB Value minus [100,000 multiplied by .0874]). Additionally, a $180 surrender charge is due on the $10,000 withdrawal (2% of the $9,000 excess withdrawal).

Further assume that you make a third withdrawal in the first contract year, this time for $5,000. At the time of this $5,000 withdrawal, the GWB Amount is $4,000 and the sum of all prior withdrawals in this contract year is $13,000. Therefore, all $5,000 of the withdrawal is treated as an excess withdrawal. If your contract value would have been $90,000 at the end of the valuation period had you not taken the withdrawal, your GWB Value will reduce by 5.56% ($5,000 excess withdrawal divided by $90,000) resulting in a new GWB Value of $86,185.94 ($91,260 GWB Value minus [91,260 multiplied by .0556]). A $100 surrender charge is due on the $5,000 withdrawal (2% of the $5,000 excess withdrawal).

REQUIRED MINIMUM DISTRIBUTIONS UNDER THE GWB

Assume your contract date is five years in the past and your contract has one annuitant who is age 75. Also assume that your GWB Value is $100,000, your GWB Amount is $5,000 and your minimum required distribution, as computed exclusively by us, is $5,300 for the current calendar year. Assume further that you have not yet made any withdrawals from your contract in the current contract year, nor have you made any withdrawals in the current calendar year. Also, assume that your next contract anniversary will occur in the following calendar year and that your GWB Value did not increase on your contract anniversary in the current calendar year.

Example 1


To satisfy your RMD, you request a $5,300 withdrawal outside of our Systematic Withdrawal Program. At the time of this $5,300 withdrawal, the GWB Amount is $5,000 and the sum of all prior withdrawals in this contract year is $0. Therefore, $5,000 of the withdrawal is treated as a withdrawal of your GWB Amount and the remainder of the withdrawal ($300) is treated as an excess withdrawal. A reduction in your GWB Value will occur because you did not participate in the Systematic Withdrawal Program to receive this withdrawal and you did not meet all of the other criteria as stated on page 23 of this prospectus to receive the greater of your GWB Amount and your RMD. To demonstrate the reduction, assume your contract value would have been $103,000 at the end of the valuation period had you not taken the withdrawal. After your withdrawal is processed, your contract value will be $97,700 and your GWB Value will be reduced by 0.31%. The 0.31% reduction is determined by dividing the $300 excess withdrawal by $98,000 ($103,000 - $5,000 determined above) resulting in a new GWB Value of $99,690 ($100,000 GWB Value minus [100,000 multiplied by .0031]).


Example 2

Alternatively, assume that at the beginning of the year, you had been signed up for a monthly systematic withdrawal of your GWB Amount. Each month we will pay an amount so that we will have paid the greater of your GWB Amount or RMD, in this case $5,300, by the end of the calendar year. Since the withdrawal to cover your RMD was taken through our SWP program, your GWB Value will still be $100,000. We have assumed that all of the conditions for receiving the greater of your GWB Amount and your RMD as shown on page 14 of this prospectus have been met.

Example 3

Assume instead that you sign up for a systematic withdrawal of your GWB Amount in September. In order to meet your RMD requirements, you would need to elect an annual payment frequency from the Systematic Withdrawal Program so that we are able to pay a full year's worth of payments on a systematic basis prior to the end of the calendar year. Note that any frequency of payment other than annual in this case will not allow you to meet your RMD. After the withdrawal of $5,300, your GWB Value will still be $100,000 since the withdrawal to cover your RMD was taken through our Systematic Withdrawal Program. We have assumed that all of the conditions for receiving an RMD exception as shown on page 14 of the prospectus have been met.

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